ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

TA B L E   O F   C O N T E N T S

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1        Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Anooraq Resources Corporation ("Anooraq", or the "Company") for the year ended December 31, 2008 and the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2009, and are publicly available on SEDAR at www.sedar.com.

As of January 1, 2009, the Company adopted International Financial Reporting Standards (“IFRS”) and the following disclosure, and associated condensed interim financial statements, are presented in accordance with the International Accounting Standard 34, Interim Financial Reporting. The comparative periods for fiscal 2008 have been restated in accordance with IFRS.

This MD&A is prepared as of May 14, 2009. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed “forward looking statements”. All statements in this MD&A, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that: the Lebowa Transaction will complete; Lebowa will continue to achieve production levels similar to previous years; Anooraq will be able to complete its financing strategy on relative favorable terms; and the Ga-Phasha and Platreef Project exploration results will continue to be positive. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This MD&A uses the terms “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognised and required by Canadian regulations, the U.S. Securities and Exchange Commission do not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Investors should refer to our Annual Report on Form 20-F available at http://www.sec.gov/edgar.shtml

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This MD&A uses the term “inferred resources”. The Company advises investors that while this term is recognised and required by Canadian regulations, the U.S. Securities and Exchange Commission do not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Investors should refer to our Annual Report on Form 20-F available at http://www.sec.gov/edgar.shtml

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary Note to Investors Concerning Technical Review of Lebowa Platinum Mines

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the technical review of Lebowa Platinum Mines. Some of the mineralised material classified as a measured and indicated resource has been used in the cash flow analysis. For US mining standards, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required or their issue imminent in order to classify the project’s mineralised material as an economically exploitable reserve. There can be no assurance that this mineralised material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity, and fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper and nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical review at times during the past ten years, and for extended periods of time. The projects will require major financing, probably through a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

1.2         Overview

Anooraq is engaged in the exploration and development of platinum group metals ("PGM") prospects in the Bushveld Igneous Complex of the Republic of South Africa. The Bushveld Complex hosts numerous PGM mines and prospects, mainly within the UG2 Reef, the Merensky Reef and the Platreef mineralised horizons.

Anooraq, through its wholly owned South African subsidiary Plateau Resources (Proprietary) Limited (“Plateau”), holds interests in several PGM projects, including the advanced stage Ga-Phasha PGM Project (“Ga-Phasha Project”), the advanced stage Boikgantsho PGM Project (“Boikgantsho Project”), and the early stage Kwanda PGM project (“Kwanda Project”). All of these projects are currently 50/50 joint ventures with Anglo Platinum Limited (“Anglo Platinum”).

In September 2007, Anooraq announced a transaction with Anglo Platinum that would transform the Company into a significant PGM producer with a substantial resource base. Anooraq and Anglo Platinum agreed that Anooraq would purchase a controlling interest of 51% in Lebowa Platinum Mines Limited (“Lebowa”), an operating PGM mine, and increase its interests to 51% in the Ga-Phasha, Boikgantsho and Kwanda Projects (collectively "the Lebowa Transaction"). The companies signed agreements for the Lebowa Transaction in late March 2008, which was subsequently amended on May 13, 2009, as described below.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Subsequent to the end of the third quarter of 2008, the deterioration of global economic conditions resulted in a significant weakening of PGM prices and high volatility in exchange traded commodity prices. The deterioration in credit market conditions has also increased the cost of obtaining capital and limited the availability of funds. In these conditions, it is difficult to forecast metal prices and future demand for PGM that will be produced by the Company following completion of the Lebowa Transaction.

Accordingly, management is actively monitoring the effects of the current economic and credit conditions on the Company’s business and reviewing all discretionary spending, projects, and operating costs and implementing appropriate cash management and preservation strategies.

Furthermore, to ensure the Company had sufficient working capital, the Company reached an agreement with Anglo Platinum in November 2008 whereby Anglo Platinum amended the existing term loan facility by advancing an additional amount of 30 million South African rand (“ZAR”) to Anooraq, repayable on implementation and closing of the Lebowa Transaction. Interest payments on the term loan have also been deferred until closure of the Lebowa transaction.

On March 11, 2009, the Company and Anglo Platinum completed the joint technical review of the mine plan and capital program for Lebowa. Anooraq, Anglo American plc, Anglo Platinum, and Pelawan (“the Parties”) also reviewed the final terms of the Lebowa Transaction, and its associated financing strategy. The revised terms were announced on May 14, 2009. Implementation is subject to several conditions precedent. The Parties have agreed on an outside date of June 30, 2009 for the fulfillment or waiver of the conditions to the Lebowa Transaction.

1.2.1   Lebowa Transaction

On March 28, 2008, Anooraq, through Plateau, entered into acquisition agreements, as amended on May 13, 2009 (the “Acquisition Agreements”) with Anglo Platinum and certain of its wholly-owned subsidiaries (collectively, “Anglo Platinum”) in respect of the Lebowa Transaction to acquire an effective 51% of Lebowa and an additional 1% of the Ga-Phasha Project, the Boikgantsho Project and the Kwanda Project for an aggregate cash consideration of ZAR 3.6 billion.

On April 14, 2008, detailed commercial terms of the Lebowa transaction were announced. Since the end of the third quarter of 2008, the deterioration of global economic conditions has resulted in a significant weakening of PGM prices and high volatility in commodity-focused share prices. The deterioration in credit and equity market conditions has also increased the cost of obtaining capital and limited the availability of funds. On October 23, 2008, Anglo Platinum announced that it was reviewing the costing and scheduling of all its capital projects in light of current metal price levels and uncertainty in global markets. Anglo Platinum and Anooraq jointly agreed to review the current Anglo Platinum approved mine plan and capital program at Lebowa. As a result of these developments, the Parties undertook to review the terms of the Lebowa Transaction.

On May 14, 2009 the Parties announced that in light of these recent developments, and to ensure the sustainability of the Lebowa Transaction, the Parties have renegotiated the consideration payable (“Transaction Consideration”) from ZAR 3.6 billion to ZAR 2.6 billion ($500 million to

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

$360 million), with Anglo Platinum agreeing to effectively re-invest a portion of such consideration in order to share in expected future equity upside. The parties have agreed on an outside deadline of June 30, 2009 for the fulfillment or waiver of the conditions to the Lebowa Transaction.

Pursuant to the terms of the Acquisition Agreements, Anooraq will acquire 51% of the shares in, and claims on shareholders loan account against, Richtrau No. 179 (Proprietary) Limited, a private company incorporated under the laws of South Africa, which would be renamed Bokoni Platinum Holdings (Proprietary) Limited following completion of the Lebowa Transaction and which would be the holding company (“Holdco”) through which Anooraq and Anglo Platinum will hold their interests in Lebowa. The joint venture agreements in respect of the Ga-Phasha Project, Boikgantsho Project and Kwanda Project will be terminated and these projects will be transferred into separate project companies, established as wholly-owned subsidiaries of Holdco. Anglo Platinum has provided Anooraq with appropriate sale warranties in relation to the Lebowa Transaction.

Closing of the Lebowa Transaction is conditional upon satisfaction (or waiver) of various conditions, including:

1.	the completion by all parties of their respective due diligence reviews and satisfaction with the results thereof (Anooraq completed its due diligence in April 2008);

2.	the approval of the South African Competition Authorities, which approval was obtained on July 31, 2008 and April 29, 2009;

3.	the consent of the United Kingdom Treasury for Anglo Platinum to undertake the transaction;

4.	Anooraq and Plateau obtaining sufficient financing to fund the Lebowa Transaction purchase price;

5.	the approval of the shareholders of Anooraq of the Lebowa Transaction and related transactions;

6.

approval of the Lebowa Transaction and of certain transfers of mineral title relating to the Ga-Phasha, Boikgantsho and Kwanda Projects by the South African Department of Minerals and Energy (“DME”); and

7.

other regulatory approvals including, where necessary, the Exchange Control department of South African Reserve Bank, the JSE Limited, the TSX Venture Exchange (“TSX-V”) and the NYSE Amex (formerly the American Stock Exchange).

Lebowa Transaction Funding

Plateau has agreed to financing terms with Standard Chartered Bank plc (“SCB”) to provide ZAR 750 million ($104 million) of senior debt funding for the Lebowa Transaction, of which ZAR 500 million ($69.1 million) will be immediately available for drawdown to settle a portion of the Transaction Consideration (“SCB Debt Facility”) and the balance will be utilised during the first 3-years, wherein no capital and/or interest repayments are due (“3-years Capital Holiday”).

Pursuant to a term sheet dated May 13, 2009, Anglo Platinum has agreed to provide vendor financing for the balance of the Transaction Consideration. This vendor finance facility consists

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

of a ZAR 1.219 billion cash component and the ZAR 1.1 billion Share Settled Financing, as follows:

o

Fixed component: Plateau will raise ZAR 1.219 billion ($170 million) through the issue of cumulative redeemable “A” preference shares (“A” Prefs”) to Rustenburg Platinum Mines Limited (“RPM”, a wholly owned subsidiary of Anglo Platinum) in terms of the “A” Preference Share Facility; and

o

Variable component: Plateau will raise ZAR 1.1 billion ($150 million) through the issue of cumulative convertible “B” preference shares (“B” Prefs”), through a wholly owned subsidiary of Pelawan, to RPM in terms of the “B” Preference Share Facility.

Anooraq will also raise ZAR 115.8 million ($16 million) pursuant to an equity subscription by the ESOP Trust and the Communities Trust (as described below).

Cash proceeds received by Plateau will be used to settle transaction costs, fund Anooraq working capital and settle the Transaction Consideration. In addition, in order to ensure the sustainability of Anooraq and Lebowa Holdco, Anglo Platinum will make two further facilities available to Plateau:

  an operating cash flow shortfall facility (“OCSF”) of up to a maximum of ZAR 750 million ($104 million), which Plateau may utilise to fund its share of any operating cash flow shortfall that may arise in HoldCo for the first three years post closing of the Transaction (“Closing Date”); and

  a standby facility up to a maximum of 29/49 of RPM’s attributable share of the free cash flows from HoldCo, which Plateau may utilise to fund any cash flow shortfall that may arise in funding any accrued and capitalised interest and scheduled capital payments on the SCB Debt Facility for the term of the SCB Debt Facility.

The overall impact of these measures is that Anooraq has fully secured financing for the Transaction, while maintaining its historically disadvantaged South African (“HDSA”) controlled status.

Other Commercial Terms of the Lebowa Transaction

Lebowa entered into a five year concentrate off-take agreement with Anglo Platinum for the sale of Lebowa concentrates at competitive market rates, renewable at Plateau’s election for a further five years (provided that Plateau is at the time at least a 51% shareholder in Holdco). Anglo Platinum will extend to Anooraq the option to acquire an ownership interest in Anglo Platinum’s Polokwane Smelter, which will calculated be relative to Anooraq’s group concentrate feed into the Polokwane Smelter from time to time and subject to certain conditions.

Management and Control of Lebowa and Holdco

Anooraq and Anglo Platinum have entered into a shareholders’ agreement to govern the management of Holdco. Pursuant to this shareholders’ agreement, Anooraq will have the ability to appoint the majority of the directors to the board of Holdco and all of its subsidiaries. Anglo Platinum will participate in key management decisions through especially established committees.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Anooraq has provided certain undertakings to Anglo Platinum in relation to the maintenance of its status as a company controlled by Historically Disadvantaged South Africans (“HDSA”), as envisaged in the South African Mineral and Petroleum Resources Development Act (“MPRDA”) and the Mining Charter. The effect of these undertakings is that HDSAs must maintain “effective” or “the equivalent” beneficial ownership of at least 26% in the assets of Holdco for approximately six years (“Initial Term”). These undertakings include that Pelawan, the HDSA controlling shareholder of Anooraq, will not allow either its own level of HDSA shareholding or its shareholding in Anooraq to fall below 51% HDSA beneficial ownership interest.

In order to ensure a successful transition at Lebowa, Anglo American plc has agreed to provide certain essential services to Lebowa at a cost which is no greater than the costs charged to another Anglo American plc Group company for the same or similar services, for an initial period of one year.

Lebowa Employees and Communities

Anooraq and Anglo Platinum, at the time of announcing the Lebowa Transaction agreed to establish:

(i)

The Bokoni Platinum Mine Employee Share Ownership Plan Trust ("ESOP Trust") is a share ownership trust, to be established for the benefit of eligible Lebowa employees, to which Anglo Platinum will contribute an amount of approximately ZAR 45.6 million (6.3 million). A portion of this funding will be retained by the ESOP Trust to facilitate annual cash payments to beneficiaries with approximately ZAR 36.5 million ($5 million) to be used to subscribe for Common Shares in Anooraq. The final amount of funding to be contributed to the ESOP Trust will vary according to movements in the Anglo Platinum share price and the number of eligible beneficiaries at the time of implementation; and

(ii)

The Anooraq Community Participation Trust (the “Community Trust”) to be established for the benefit of the communities interested in or affected by Anooraq’s operations, to which Anglo Platinum will contribute an amount of approximately ZAR 103.8 million ($14.3 million). A portion of this funding will be retained by the Community Trust to facilitate annual cash payments to the communities with ZAR 79.3 million ($11 million) to be used to subscribe for Common Shares in Anooraq.

The purpose of the ESOP Trust and the Community Trust is to provide the employees of Holdco and the members of the communities affected by Anooraq’s operations, respectively, with the opportunity to participate in, and benefit from, Anooraq’s future success.

As a result of the subscription by the ESOP Trust and Community Trust, Anooraq will receive proceeds of approximately ZAR 115.8 million ($16.0 million).

The ESOP Trust and Community Trust will subscribe for the Common Shares in Anooraq, at a subscription price of $1.11, being the closing price of the Common Shares on the TSX-V on the day prior to the announcement or reservation of the subscription price determined in accordance with the applicable TSX-V policies.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Community Trust will hold the Common Shares, along with other investments, for the purpose of making distributions to its beneficiaries in accordance with its governing trust deed. The issuance to or purchase by the ESOP Trust of Common Shares is subject to regulatory approvals.

Lebowa Technical Information

Overview

Lebowa is an operating mine located on the northeastern limb of the Bushveld Complex, to the north of and adjacent to the Ga-Phasha Project. The Lebowa property consists of seven mining licenses covering an area of 15,459.78 hectares.

On May 12, 2008, the DME granted a conversion of the “old order” mining rights related to Lebowa to “new order” mining rights.

Lebowa consists of a vertical shaft and a number of decline shaft systems to access the underground development on the Merensky Reef and UG2 Reef, as well as two concentrator plants. The Lebowa Transaction will result in the Company controlling refined production of 147,600 platinum+palladium+rhodium+gold ("4E") ounces (based on 2008 production at Lebowa from 1.1 million tonnes of ore milled) and a significant resource base of approximately 200 million PGM ounces, the third largest PGM resource base in South Africa.

Anooraq and Anglo Platinum are of the view that current production levels at Lebowa should be increased on a phased basis in recognition of the quality and size of the significant Lebowa resource. In light of the joint review undertaken in respect of Lebowa, Anooraq and Anglo Platinum have determined to implement an initial approach at Lebowa by:

1.

extending current Merensky production at the Vertical shaft and UM2 incline shaft, at the same time as the Merensky production profile at the new Brakfontein decline shaft system ramps up to steady state production of approximately 120,000 tpm. Once the Brakfontein Merensky production is at steady state, production from the Vertical and UM2 shafts will be phased out to completion; and

2.	retaining the existing UG2 production levels at Middelpunt Hill (approximately 45,000 tpm) and deferring the Middelpunt Hill Delta 80 expansion project (“MPH Delta 80 project”).

Once the initial phase has been implemented, the parties intend to increase the existing UG2 production profile to approximately 125,000 tpm at steady state through the implementation of the MPH Delta 80 project commencing in 2016, and thereby increasing Lebowa production to 245,000 tpm at steady state by 2019.

The revised plan will be reviewed by Anglo Platinum and Anooraq on a regular basis in terms of current and estimated future market conditions.

Initial Technical Review – reported in April 2008

Anooraq commissioned an initial technical review of Lebowa by Snowden Mining Industry Consultants (“Snowden”) in 2008 that supported an investment by Anooraq in Lebowa. A technical report on the initial review by Snowden was filed on www.sedar.com in April 2008.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Update based on Joint Technical Review – reported May 2009

Based on the changing economic conditions and metal price environment, Anooraq and Anglo Platinum undertook the joint technical review of Lebowa in which the Anglo Platinum-approved mine plan and capital program for Lebowa was re-assessed and a revised plan developed.

Anooraq engaged Deloitte Mining Advisory Services (“Deloitte”) to update April 2008 technical review based on this new work and revised plan.

Deloitte’s May 2009 Technical Report (“TR”) has been filed on www.sedar.com.

The technical review confirmed the following Mineral Reserves and Resources, published by Anglo Platinum in their 2008 annual report and tabulated below, subject to certain qualifications as detailed in the TR.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

December 2008 Mineral Reserves

	Category	Tonnage (Mt)	4E grade (g/t)	4E contained metal (Moz)
	Proven	21.71	4.34	3.03
Merensky Reef	Probable	5.43	4.16	0.73
	Total Reserve	27.14	4.31	3.76
	Proven	32.10	5.43	5.60
UG2 Reef	Probable	9.10	5.17	1.50
	Total Reserve	41.20	5.37	7.10

Notes:	The Mineral Reserves stated are for 100% of Lebowa. Anooraq’s interest would be 51% of the above Mineral Reserves once the transaction is completed.
Mineral Reserves are exclusive of Mineral Resources. Tonnes and ounces have been rounded and this may have resulted in minor discrepancies.
The 4E elements are the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).
Only Measured and Indicated Resources have been converted to Mineral Reserves.
Mineral Reserve grade is based on the hoisted ore grade.
The Mine Call Factors used in the estimations of Proven and Probable Reserves are 97% and 98%, respectively.

December 2008 Mineral Resources

Category	Tonnage (Mt)	4E grade (g/t)	4E contained metal (Moz)	Pt grade (g/t)	Pd grade (g/t)	Rh grade (g/t)	Au grade (g/t)
Merensky Reef
Measured	25.92	5.64	4.71	3.63	1.5	0.21	0.30
Indicated	27.39	5.51	4.85	3.46	1.52	0.20	0.33
Measured and Indicated	53.31	5.58	9.56	3.54	1.51	0.20	0.32
Inferred	102.9	5.30	17.53	3.34	1.45	0.20	0.31
UG2 Reef
Measured	108.5	6.60	23.03	2.70	3.23	0.55	0.12
Indicated	71.91	6.56	15.18	2.70	3.20	0.53	0.13
Measured and Indicated	180.38	6.58	38.21	2.70	3.22	0.54	0.12
Inferred	145.00	6.61	30.82	2.72	3.23	0.53	0.13

Notes:	The Mineral Resources stated are for 100% of Lebowa. Anooraq’s interest would be 51% of the above
Mineral Resources once the transaction is completed.
Mineral Resources are exclusive of Mineral Reserves.
Tonnes and ounces have been rounded and this may have resulted in minor discrepancies.
The 4E elements are platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).
A measured and indicated resource cutoff grade was applied as follows: UG2 1.06 g/t 4E; Merensky: 0.98 g/t 4E.
The UG2 Resources include areas of bifurcated UG2 reef.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Approach to the technical review and report

The technical report (“TR”), written in compliance with National Instrument 43-101 and the Canadian Institute and Mining and Metallurgy (“CIM”) Definition Standards, describes the Lebowa mineral exploration, development and mining production. The TR is based on Deloitte’s detailed technical review of work performed by others. The TR was completed by the following independent qualified persons, who have reviewed the contents of this release: J. Schweitzer, Pr.Sci.Nat., FSAIMM and S. de Waal, Pr.Sci.Nat., (geology, mineralization and mineral resources), G. Guler, PrEng, FSAIMM, MAusIMM (mineral reserves and mine planning), T. Naidoo, Pr.Sci.Nat. (exploration, drilling, sampling and data verification), and P. Kramers, PrEng., FSAIMM (mineral processing and metallurgical testing).

Both the 2007 and 2008 Mineral Resource and Reserve estimates were compiled by Anglo Platinum personnel, who have stated that the estimates are in accordance with the Australasian Code for the Reporting of Mineral Resources and Mineral Reserves (“JORC 2004”) and with the South African Code for Reporting of Mineral Resources and Mineral Reserves (“SAMREC 2007”). In the opinion of Deloitte, there would not be a material difference in the estimations if done under CIM 2005.

Deloitte has accepted Anglo Platinum’s Mineral Resource and Reserve estimates, subject to certain qualifications as detailed in the TR. In the qualified persons’ opinions, these qualifications will not have a material effect on future mineral resource estimates, as indicated in the TR.

Results of the technical review – Economic analysis

The economic analysis undertaken for the technical review used South African Rand (“ZAR”) as the base currency and takes into consideration relevant taxes and royalties. The technical review used projected metal prices based on analyst consensus estimates to 2012 resulting in the following average price forecast over the next five years:

Metal Prices		2009	2010	2011	2012	Trend
						(Real 2008)
Platinum (US$/oz)	Nominal	1052	1237	1369	1398	1339
Palladium (US$/oz)	Nominal	235	293	349	363	378
Rhodium (US$/oz)	Nominal	2831	3421	4049	4436	3700
Nickel (US$/lb)	Nominal	5.6	6.7	7.5	7.9	7.2
Copper (US$/lb)	Nominal	1.9	2.3	2.7	2.6	1.9

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Following is the weighted unit revenue for the 4E basket of metals for the first four years of production.

			2009	2010	2011	2012	LOM (34 years)
		nominal	753	888	999	1035
4E basket	US$/oz	real	753	868	950	956	967
		nominal	9.67	9.42	9.43	9.81
Exchange rate	ZAR/US$	real	9.67	9.21	9.02	9.17	9.60
		nominal	234,238	268,718	302,764	326,336
4E basket	ZAR/kg	real	234,238	256,901	275,404	281,904	297,371
SA CPI			0.0%	4.6%	5.1%	5.3%
US CPI			0.0%	2.3%	2.8%	2.9%

Tax and Royalties

The current South African Income Tax regime for companies applies to Lebowa and the Discounted Cash Flow (“DCF”) model therefore includes the following tax regime:

•	Company income tax rate of 28 % on taxable income.
•	Secondary tax on companies, a tax on dividends declared, of 10%.
•	A withholding tax of 10 % for dividends payable to non-residents.

The South African mining sector enjoys immediate tax relief on capital expenditure i.e. capital expenditure can be off-set against gross profit in the year it is incurred (or can be carried forward to create a tax shield) i.e. capital expenditure is not depreciated or amortised for tax purposes.

The South Africa Royalty Act, which has been deferred for a year, was used as a basis for calculating estimated Royalties. The DCF uses the third and final draft average rate to calculate royalties payable to the State, which is based on gross sales less allowable beneficiation related expenses and transport expenses between the seller and buyer of the final product. The effective royalty rate over the Lebowa Life of Mine (“LOM”) is 5.6% .

Certain additional mineral resources, that had been the subject of prefeasibility–level studies and hence could be considered mineral reserves but not included in “approved mine plans” by Anglo Platinum, have been used for the economic analysis. This includes 25.7 million tonnes at an average 4E grade of 5.39 g/t from the Brakfontein UG2 Project.

The table below shows the real term financial indicators of the revised plan over the expected first 34 years of the LOM at Lebowa.

	Units	Total	Units	Total
Material Treated	Tonnes	92,740,000	Tonnes	92,740,000
Grade (4E head grade)	4E g/t	5.06	4E g/t	5.06
PGM produced	4E oz	13,684,167	4E oz	13,684,167
Revenue	ZAR millions	126,749	CAD millions	17,507
Gross revenue	ZAR millions	134,226	CAD millions	18,540
Royalties	ZAR millions	-7,477	CAD millions	-1,033
Operating cost	ZAR millions	64,067	CAD millions	8,849
Unit operating cost	ZAR/t	703.34	CAD/t	97.15
Gross profit	ZAR millions	62,682	CAD millions	8,658
Capital Cost (CAPEX)	ZAR millions	12,468	CAD millions	1,722

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Real term tax	ZAR millions	14,937	CAD millions	2,063
Effective tax rate	%	22.00%		22.00
Working CAPEX	ZAR millions	1,303	CAD millions	180
Net profit (after working CAPEX)	ZAR millions	33,974	CAD millions	4,693
Margin	%	24.70%		24.70

Cashflow, Net Present Value and Sensitivities

Based on the assumptions stipulated above, the DCF analysis at Lebowa for the first 34 years of mine plan, yields Net Present Values (“NPV”) at a 7.5% discount rate of ZAR 9,290 million (C$1,283 million).

Sensitivities were calculated in the DCF model for revenue, operating costs and working costs. The valuation is most sensitive to a change in revenue. A 10.0% decrease in revenue results in a 28% decrease in value in the case of NPV at a discount rate of 7.5% . The valuation is not particularly sensitive to capital expenditure. An increase in capital of 10 % decreases the value by just 4.0% in the case of NPV at a discount rate of 7.5% . The valuation is sensitive to a variance in operating costs. An increase of 10.0 % decreases the NPV by 14.1% in the case of NPV at a discount rate of 7.5% .

1.2.2   Ga-Phasha JV Project

Anooraq currently owns 50% interest in the Ga-Phasha Project, which was acquired by way of a reverse takeover transaction (“RTO”) with Pelawan Investments (Pty) Ltd (“Pelawan”) in 2004. The Ga-Phasha JV Project property consists of four farms, covering an area of approximately 9,700 hectares, held by Micawber 277 (Proprietary) Limited (which changed its name to Ga-Phasha Platinum Mine (Proprietary) Limited (“GPM”) a private South African corporation owned 50% by Anglo Platinum through its wholly owned subsidiary Rustenburg Platinum Mines Limited (“RPM”) and 50% by Anooraq through Plateau. Anglo Platinum is currently the project operator.

The Ga-Phasha Project has PGM mineral resources outlined in the Merensky and UG2 reef deposits. Prior to the involvement of Anooraq, Anglo Platinum (and others) carried out extensive drilling as well as preliminary engineering and mine planning studies on the Ga-Phasha Project. This work has continued since Anooraq acquired its interest in 2004.

Anooraq and Anglo Platinum undertook a program review between April and October 2006. Several approaches were considered to optimize mining of the deposits at the Ga-Phasha Project. The review confirmed that the UG2 deposit would remain the primary focus for development, and the Merensky deposit warrants further study through additional drilling. Engineering and other work directed toward completion of a pre-feasibility was initiated in late 2006. Since that time, studies on mining method and infrastructure have been underway. Socioeconomic and environmental studies have also been done.

Once the Lebowa Transaction is complete, the potential for synergies between the Ga-Phasha Project and Lebowa as well as other opportunities to maximize efficiencies will be assessed prior to completion of the pre-feasibility study.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.3   Platreef Project, Northern Limb

Anooraq holds interests in mineral rights (or “farms”) over 37,000 hectares that make up the Boikgantsho and Kwanda JV Projects, and the Rietfontein and Central Block properties. Collectively, these properties are known as the Platreef Project.

1.2.4   Boikgantsho Joint Venture Project

Anooraq initially outlined a mineral resource in the Drenthe deposit on its Drenthe and Witrivier farms in 2000. In November 2003, Anooraq and Potgietersrust Platinum Limited (“PPL”), a wholly owned subsidiary of Anglo Platinum that has an open pit mine nearby, formed the Boikgantsho Joint Venture with Anooraq as the operator. From that time until late 2005, most of Anooraq’s work was focused on the Boikgantsho Project area.

Agreement

In November 2003, Anooraq, through its wholly-owned South African subsidiary, Plateau, entered into a joint venture agreement with PPL to explore and develop PGM, gold, nickel and copper mineralization on Anooraq’s Drenthe and Witrivier farms and the northern portion of Anglo Platinum’s adjacent Overysel farm. Anooraq made its required expenditures by the end of 2004, and now has the option to proceed on a year by year basis and to take the project to a bankable feasibility study ("BFS") level.

Once a BFS has been completed, either or both of the partners in the Boikgantsho Project will have the option to proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. The ultimate joint venture interest allotted to Anooraq and Anglo Platinum will be determined according to the proportion of contained metal within the Drenthe deposit that lies on the ground contributed by each, as determined by the BFS. Anglo Platinum has the option to be diluted to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty to be established under the Mineral and Petroleum Royalty Bill, to a maximum of 15%.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement with the Company at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum’s facilities. Anglo Platinum owns and operates a PGM smelter at Polokwane, which is approximately 80 kilometers east of the property.

On implementation of the Lebowa Transaction the existing joint venture agreement in respect of the Boikgantsho Project will be terminated and this project will be transferred into a separate project company, established as wholly-owned subsidiaries of Holdco. Anooraq will hold an effective 51% control interest in the Boikgantsho Project. Anglo Platinum has also agreed to reimburse Anooraq in an amount of ZAR 28 million ($3.9 million), comprising 49% of the total exploration expenditure incurred by Anooraq at the Boikgantsho Project to date.

Project Activities

The objective of the Boikgantsho Project is to explore and develop PGM deposits. Drilling in 2004 under the JV expanded the Drenthe deposit and resulted in the discovery of the Overysel North deposit.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

In March 2005, Anooraq completed a preliminary economic assessment of a potential open pit development on the Drenthe and Overysel North deposits. The preliminary assessment indicates favorable financial results for an open pit and conventional mill operation. Further details are provided in a technical report filed at www.sedar.com. As the preliminary assessment is based, in part, on inferred resources that are geologically speculative, there is no certainty that the economic considerations or results will be realised.

Anooraq completed an additional 24,000 meters of drilling on the Drenthe deposit in 2005. The program tested the entire area within the provisional open pit design for the Drenthe deposit that was used for the March 2005 preliminary assessment. The program confirmed the continuity of the PGM mineralization within the Drenthe deposit. A pre-feasibility study was initiated in 2005 but work on the study has since been deferred as the Company focused on the Ga-Phasha Project and the Lebowa Transaction.

Planning is underway to resume work on the Boikgantsho Project technical program and studies.

1.2.5   Market Trends

The average ZAR: Canadian Dollar exchange rate for the three months ended March 31, 2009 was ZAR 7.99 with the closing rate at three months end at ZAR 7.56. It is expected that the ZAR will weaken further during 2009.

Platinum prices have increased over the past three years, averaging, US$1145/oz in 2006, and US$1314/oz in 2007. Prices continued to increase in the first half of 2008, averaging US$1955/oz to the end of June, but have significantly decreased since mid July 2008. The average price in the three months to December 31, 2008 was US$1583/oz and platinum closed at US$899/oz on December 31, 2008. The average price to March 27, 2009 was US$1018/oz.

Palladium prices averaged approximately US$323/oz in 2006 and US$358/oz in 2007. Palladium prices strengthened in the first half of 2008 due to consumers substituting palladium for platinum. The average price in the three months to December 31, 2008 was US$355/oz, closing on US$184/oz at three months end. The average price to March 27, 2009 was US$198/oz.

Gold prices have been on an uptrend for the past several years. The gold price averaged US$604/oz in 2006 and US$697/oz in 2007. The gold price continued on its uptrend in the first half of 2008, averaging US$910/oz to June 30, 2008. Prices have been more volatile but generally stronger than most other commodities since that time and have averaged US$879/oz for the three months ended December 31, 2008. The average price to March 27, 2009 was US$907/oz.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3         Selected Annual Information

For the year ended December 31, 2008, the consolidated financial statements have been restated in accordance with IFRS. The consolidated financial statements for the two prior years have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All figures are expressed in Canadian dollars, except per share amounts.

	Restated as per
	IFRS	As per Canadian GAAP
	As at	As at	As at
	December 31	December 31	December 31
	2008	2007	2006
Other assets	$2,057,594	$105,494	$411,167
Mineral property interests	4,200,000	9,078,714	8,240,751
Investment in joint venture	2,518,971	–	–
Current assets	4,122, 228	7,769,155	13,177,004
Total assets	12,898,793	16,953,363	21,828,922

Shareholders’ (deficiency) equity	(3,603,462)	4,733,819	8,976,101
Long term liabilities	12,967,753	9,806,636	11,818,677
Current liabilities	3,534,502	2,412,908	1,034,144
Total liabilities and shareholders' equity	$12,898,793	$16,953,363	$21,828,922
Working Capital	587,726	5,356,247	12,142,860

Expenses
Legal, accounting and audit	$576,330	$416,745	$690,132
Accretion on term loan	–	112,459	13,879
Conference and travel	421,469	492,106	360,959
Consulting	309,377	177,809	154,578
Amortization	61,140	24,009	30,862
Exploration	332,771	852,891	720,463
Foreign exchange	56,644	(588,115)	(34,817)
Gain on disposal of equipment	(5,779)	–	(41,291)
Interest expense	1,848,574	2,042,711	399,062
Interest income	(179,119)	(799,985)	(263,820)
Office and administration	905,877	451,908	354,353
Salaries and benefits	3,626,962	2,016,689	1,511,874
Shareholders communications	212,015	258,882	289,824
Trust and filing	183,311	269,503	415,440
Subtotal	8,349,572	5,727,612	4,601,498
Share-based compensation	5,385,502	8,707,519	24,346
Equity loss on joint venture	235,022	–	–
Future income tax recovery	–	(139,000)	(121,000)
Loss for the year	$13,970,096	$14,296,131	$4,504,844
Loss per share	$0.07	$0.08	$0.03

Weighted average number of common shares
outstanding (thousands)	185,775	168,378	148,220

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4         Summary of Quarterly Results

Expressed in thousands of dollars, except per-share amounts. Small differences are due to rounding.

		In accordance with IFRS				As per Canadian GAAP

	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2009	2008	2008	2008	2008	2007	2007	2007

Current assets	2,286	4,122	1,445	1,518	3,070	7,769	9,296	10,462
Mineral properties	4,200	4,200	4,200	4,200	4,200	9,079	9,078	8,333
Investment in joint venture	2.474	2,518	2,836	2,636	2,932	–	–	–
Other assets	2,062	2,058	2,031	1,739	1,012	106	104	72
Total assets	11,022	12,898	10,512	10,093	11,214	16,954	18,478	18,867

Current liabilities	3,586	3,534	2,191	1,418	977	2,413	2,937	1,286
Long term liabilities	13,209	12,968	8,722	8,930	8,615	9,807	8,574	10,246
Shareholders’ (deficit) equity	(5,773)	(3,604)	(401)	(255)	1,622	4,734	6,967	7,335
Total liabilities and shareholders’ equity	11,022	12,898	10,512	10,093	11,214	16,954	18,478	18,867

Working Capital	(1,300)	588	(746)	100	2,093	5,356	6,362	9,177

Expenses

Exploration	27	207	15	60	50	764	16	45
Amortization	28	29	14	10	8	9	6	4
Conference and travel	49	51	129	188	53	341	29	19
Consulting	62	118	62	107	22	62	30	7
Foreign exchange loss (gain)	1	52	3	–	2	(69)	(192)	(65)
Interest on term loan	601	447	495	492	415	648	465	542
Interest expense (income)	(50)	(32)	(12)	(41)	(94)	(234)	(103)	(212)
Accounting, audit and legal	61	95	368	35	79	229	47	37
Gain on disposal of fixed asset	–	–	–	(6)	–	–	–	–
Rent received	(14)	–	–	–	–	–	–	–
Office and administration	233	237	204	288	176	172	78	111
Salaries and benefits	798	1,126	796	690	1,016	566	488	634
Shareholder communications	36	51	63	54	44	66	60	74
Trust and filing	75	(19)	14	26	162	39	31	57
Subtotal	1,907	2,362	2,151	1,903	1,933	2,593	955	1,253
Equity loss from joint venture	106	71	59	53	51	–	–	–
Share-based compensation	51	74	78	5,111	122	8,707	–	–
Foreign currency translation	157	312	(197)	181	(425)	–	–	–
Future income tax expense (recovery)	–	–	–	–	–	(137)	–	(1)
Loss for the period	2,221	2,819	2,091	7,248	1,681	11,163	955	1,252

Basic and diluted loss per share	0.01	0.01	0.01	0.04	0.01	0.06	0.01	0.01

Weighted average number of common
shares outstanding (thousands)	186,640	185,775	185,978	185,254	185,218	184,823	184,770	154,822

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5         Results of Operations

Three months ended March 31, 2009

The company incurred a net loss of $2,064,014 for the three months ended March 31, 2009 compared to a loss of $2,107,385 for the three months ended March 31, 2008. The decrease in the loss for the three months resulted primarily from a lower share-based compensation charge of $51,459 as compared to $122,318 in the same period in 2008 due to fewer share options issued and a reduction in exploration costs and lower personnel costs of $798,753 for the three months ended March 31, 2009 as compared to $1,015,562 in the previous year. The reduction in the loss was partially offset by and an increase in office and administration costs mainly due to rental of premises relating to the South African operation and an increase in finance costs.

Exploration expenditures decreased in the three months ended March 31, 2009 to $27,192 as compared to $50,539 incurred for the three months ended March 31, 2008. The cost is primarily due to payments related to preserving the prospecting rights and meeting joint venture costs on the Ga-Phasha Project as no significant costs were incurred on PGM exploration activities.

Legal, accounting and audit for the period ended March 31, 2009 amounted to $60,590 in comparison to $79,429 for the same period in 2008 mainly due to lower cost incurred as all advisory fees and costs incurred relating to the Lebowa transaction are capitalised. Legal and advisory fees for the three months ended March 31, 2009, of approximately $31,155 relating to the Lebowa transaction has been capitalised to deferred acquisition costs as they will be included in the cost of acquisition when the transaction completes. The delay in implementation of the transaction also impacted these expenses as documentation was updated in conjunction with the revision and postponement of the closing dates of the transaction.

Office and administration for the three months ended March 31, 2009 amounted to $232,757 in comparison to $176,372 spent for the three months ended March 31, 2008. The increase is due to an increase in property costs due to the Company moving to larger premises in South Africa in anticipation of the completion of the Lebowa transaction. Conference and travel costs of $48,692 were incurred during the three months ended March 31, 2009 in comparison to the $52,726 incurred during for the same period of fiscal 2008 largely due to reduced overseas travelling by management and a decrease in attendance at industry conferences.

Consulting costs for the three months ended March 31, 2009 increased to $62,036 in comparison to $21,982 spent for the same period of fiscal 2008 largely due to tax related consulting expenses associated with revised reporting requirements in the United States. Salaries and benefits amounted to $798,753 in the three months ended March 31, 2009 in comparison to $1,015,562 for the three months ended March 31, 2008. The decrease is due to the decrease in staff and the partial payment of the incentive bonuses associated with the Lebowa transaction during the three months ended March 31, 2008.

Trust and filing for the three months ended March 31, 2009 decreased to $75,093 in comparison to $162,847 incurred for the three months ended March 31, 2008 primarily as a result of decreased expenditure relating to the Company’s various stock exchange listings.

The Company recorded finance costs of $600,866 for the three months ended March 31, 2009 in comparison to $414,877 incurred for the same period of fiscal 2008. The interest expense is mainly due to accrued interest on the Company’s long-term loan with Rustenburg Platinum Mines Limited, which was increased in November 2008. The decreased prime overdraft rate of 13% was partially offset by the strengthening of the South African rand against the Canadian

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

dollar. Prime overdraft interest rates declined to 13% in the first quarter of 2009 and are expected to decrease further in the coming months.

Interest income amounted to $50,277 for the three months ended March 31, 2009, in comparison to $94,725 for the same period of fiscal 2008 as a result of lower cash balances.

1.6         Liquidity

At March 31 2009, working capital was a deficit of $1,300,092 compared to a deficit of $587,726 as at December 31, 2008 inclusive of the current portion of the RPM loan. Working capital excluding the current portion of the RPM loan was $951, 994 compared to $2,323,389 at December 31, 2008.

The Company reached agreement with Anglo Platinum on November 23, 2008, whereby Anglo Platinum agreed to provide an additional ZAR 30 million to the Company by increasing the existing loan to Plateau, from ZAR 70 million to ZAR 100 million and agreed to defer interest payments owing in terms of the existing loan to the final closing of the Lebowa transaction.

The Company is currently in the process of completing the proposed Lebowa transaction whereby it will acquire an operating mine which would result in immediate cash flows but requires debt and equity financing to complete the transaction. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. The Company has adequate cash resources to fund identified expenditure requirements until June 2009 by which the Company expects regulatory, governance and shareholder approval to be received for the proposed transaction.

Management is confident of completing the proposed transaction. However, there can be no assurances on the outcome of the approval process, the timing or availability of additional financial resources required, or the ability of the Company to achieve profitability or positive cash flows subsequent to the close of the proposed transaction. If the proposed transaction does not close, the Company expects that additional debt or equity financing will be required in order to continue normal operations and the required financing may not be readily available at acceptable terms. If adequate additional financing is not obtained, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis.

The Company’s long-term debt obligations are denominated in South African Rand. Long-term debt obligations have been presented at an exchange rate of 1 Canadian dollar = ZAR 7.56 the closing rate in effect on March 31, 2009.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has the following long-term contractual obligations:

Payments due by period
	Total	Less than one	1 to 3 years	3-5 years	More than 5
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations	18.6M	3.6M	15M	Nil	Nil
Operating lease obligations	1.45M	0.25M	1.2M	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	Nil	Nil	Nil	Nil	Nil

The Company has routine market-price leases on its office premises in Johannesburg, South Africa.

The Company had 186,640,007 common shares outstanding at March 31, 2009.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7         Capital Resources

Anooraq's sources of capital are primarily equity investment and debt.

The Company's access to capital sources is dependent upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development. The Company is presently in discussion with a number of parties to secure sustainable long term funding in order that it complete the Lebowa transaction and obtain funding to meet its operating obligations. There can be no assurance that Anooraq's future capital requirements can be met in the long term, or that adequate financing will be obtained on a timely basis or at all. Failure to obtain adequate financing will result in the Company not being able to complete its proposed Lebowa Transaction resulting in significant delays in exploration programs and substantial curtailment of operations.

The Company has no commitments for capital expenditures as of March 31, 2009.

1.8         Off-Balance Sheet Arrangements

None.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9         Transactions with Related Parties

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by several public companies, one of which is Anooraq. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. During the three months ended March 31, 2009 services rendered by HDSI were $227,303 as compared to $334,634 for the three months ended March 31, 2008.

During the three months ended March 31, 2009, the Company paid or accrued $nil (three months ended March 31, 2008 – $4,928) to CEC Engineering Ltd, a private company owned by a former director, for engineering and project management services at market rates.

1.10       Fourth Quarter

Not applicable.

1.11       Proposed Transaction

Refer to Lebowa Transaction discussion in 1.2 Overview.

1.12       Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the audited consolidated financial statements and changes to those policies are described in note 4 of the condensed consolidated interim financial statements for the three months ended March 31, 2009, which have been publicly filed on SEDAR at www.sedar.com and as presented in Changes in Accounting Policies item 1.13. The preparation of the condensed interim financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates include:

  mineral resources and reserves,
  carrying value of the investment in the Pebble Partnership;
  property, plant and equipment (including depreciation);
  impairment testing;
  the calculation of share-based payments; and
  asset retirement obligations;

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Mineral resources and reserves, and the valuation of carrying values of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognised industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of property, plant and equipment.

The following indicators were considered for impairment;

•    Decline in the market potential for PGMs

A broad decline in mineral prices would significantly affect the economics for most mineral properties but, in itself, would not indicate the need for an impairment test for a property with a predominant mineral for which there had not been a significant market decline.

Despite the recent decrease in PGM prices in Q4 2008 and the recovery thereafter, the prices of PGMs still remain above those when the capitalised costs were incurred for Ga-Phasha and Platreef.

•    Availability of Financing

A significant adverse change in the business climate may impact a mining exploration enterprise’s ability to raise financing necessary to continue exploration or to develop a property.

Anooraq is currently in process of completing a financing and acquisition transaction with Anglo Platinum for the Lebowa Mine. The transaction will provide Anooraq with financing sources to fund additional exploration activities on both Ga-Phasha and Platreef. Furthermore, there are no significant commitments in place with regard to either of the properties and Anooraq has the option to delay any exploration decisions if necessary until the business climate has improved.

•    Drop in Share Price

A significant decline in the business climate is often accompanied by a decline in a mining exploration enterprise’s share price. However, to always require an impairment write-down when an enterprise’s market value is less than its book value would be inconsistent with the impairment process in Section 3063.

Despite the significant decrease in Anooraq’s share price, management believes that the decline in share price is due principally to the overall economic climate and credit crisis as opposed to the underlying market value of the properties. Furthermore, the market value of Anooraq is still greater than its book value in spite of the decline in the share price.

•    Mineral right and prospecting title with respect to lease terms

A significant adverse change in the mineral right and prospecting title may adversely impact a mining exploration enterprise’s ability to continue exploration or to develop a property.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Anooraq has considered its mineral right and prospecting title in terms of current legislation and concluded there is no adverse impact on its mineral property title and prospecting rights.

•    Unfavorable changes in the property or project economics

A significant adverse change in the business climate may impact the project economics or a mining exploration enterprise’s ability to continue exploration or to develop a property.

Despite the recent decrease in PGM prices in Q4 2008 and the recovery thereafter, the prices of PGMs still remain above those when the property and project economics were considered for Ga-Phasha and Platreef.

Decommissioning

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labor costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Share-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the share-based compensation expense charged in a period.

1.13       Changes in Accounting Policies including Initial Adoption

Transition to and Initial Adoption of International Financial Reporting Standards (“IFRS”)

Effective January 1, 2009 the Company early adopted IFRS following the exemption received from the applicable Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency (“NI 52-107”) on March 2, 2009.

The consolidated interim financial statements for the three months ended March 31, 2009 have been prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with IFRS and as issued by the International Accounting Standards Board (“IASB”) and interpretations of IFRIC

These are the Company’s first IFRS consolidated interim financial statements for part of the period covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending December 31, 2009. Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”).

The preparation of these consolidated interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under GAAP.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The accounting policies as set out in Note 2 of the consolidated interim financial statements have been applied consistently to all periods presented in these financial statements. Comparative information for the three months ended March 31, 2008 and financial statements for the year ended December 31, 2008, have also been adjusted from amounts previously reported under GAAP.

Impact of IFRS on Our Organization

The conversion to IFRS impacts the way the Company presents its financial results. The Company has fully prepared and trained its employees and directors to ensure an appropriate understanding of IFRS during the transition process. The impact of the conversion to IFRS on the Company’s accounting systems has been minimal as the Company is still in the exploration phase. The Company’s internal and disclosure control processes, as currently designed, have not required significant modifications as a result of its conversion to IFRS. The Company has assessed the impacts of adopting IFRS on our contractual arrangements, and has not identified any material compliance issues. The Company has considered the impacts that the transition will have on our internal planning process and compensation arrangements and has not identified any significant impacts.

First Time Adoption of IFRS

The guidance for the first time adoption of IFRS is set out in IFRS 1, First Time Adoption of International Financial Reporting Standards. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

  to apply the requirements of IFRS 3, Business Combinations, prospectively from January 1, 2008, the “Transition Date”;

  to apply the requirements of IFRS 2, Share-based payments, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date; and

  to transfer all foreign currency translation differences, recognised as a separate component of equity, to deficit as at the Transition Date including those foreign currency differences which arise on adoption of IFRS.

An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in Note 11 of the consolidated interim financial statements and also discussed below:

Basis of Preparation

The consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments classified as available for sale, which are stated at their fair value.

The preparation of interim financial statements in conformity with IAS 34, Interim Financial Reporting, requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. These consolidated interim financial statements do not include all of the information required for full annual financial statements.

These consolidated interim financial statements have been prepared on the basis of IFRS standards that are effective or available for early adoption by the Company on December 31,

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

2009, the Company’s first annual reporting date. The Company has made certain assumptions about the accounting policies expected to be adopted when the first IFRS annual financial statements are prepared for the three months-ended December 31, 2009.

The preparation of these consolidated interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out below have been applied consistently to all periods presented in these interim financial statements. They also have been applied in preparing an opening IFRS balance sheet at January 1, 2008 for the purposes of the transition to IFRS, as required by IFRS 1. The impact of the transition from GAAP to IFRS is explained in note 11.

Basis of Consolidation

Under GAAP, the Company accounted for its 50% interest in GPM as a variable interest entity. However, the Company is not considered the primary beneficiary and therefore accounted for its interest using the equity method.

IFRS does not include the concept of a variable interest entity. IFRS requires the Company to consolidate entities including Special Purpose Entities (“SPE”) only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. On application of IFRS, the Company has determined that GPM is not a SPE and that the Company has joint control of GPM. Accordingly, under IFRS, the Company can elect to use either the equity method or proportionate consolidation method to account for its interest in GPM.

The Company has elected to continue using the equity method of accounting for Anooraq’s interest in GPM. Except for the impact of foreign exchange as discussed below, there was no impact on the opening balance sheet at the Transition Date or on the consolidated balance sheet at December 31, 2008.

Functional Currency

Under GAAP all of the Company’s subsidiaries were integrated. Therefore all monetary items were translated at period end rates and non-monetary items were translated at historical rates with all foreign currency gains and losses recognised in profit and loss. IFRS requires that the functional currency of each entity of the Company be determined separately.

It was determined that as at the Transition Date, the Canadian dollar was the functional currency of all entities in the Company except Plateau and GPM which have ZAR as their functional currency. In accordance with the IFRS 1 optional exemptions, the Company has elected to transfer the foreign currency translation differences, recognised as a separate component of equity to deficit on the Transition Date.

Share-based Payments

Under GAAP, the Company measured share-based compensation related to share options at the fair value of the options granted using the Black-Scholes option pricing formula and recognised this expense over the vesting period of the options. For the purpose of accounting for share-based payment transactions, an individual was classified as an employee when the individual consistently represented to be an employee under law. The fair values of the options granted to employees are measured on the date of grant. The fair value of options granted to contractors

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

and consultants are measured on the date the services are completed. Forfeitures are recognised as they occur.

IFRS 2, similar to the GAAP, requires the Company to measure share-based compensation related to share options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, for options granted to non-employees, IFRS requires that share-based compensation be measured at the fair value of the services received unless the fair value cannot be reliably measured. For the purpose of accounting for share-based payment transactions an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied by the Company and resulted in certain contractors and consultants being classified as employees under IFRS. However, the Company has determined that no adjustment was required at the Transition Date or at March 31, 2009 or for the year ended December 31, 2008.

Deferred Tax on Mineral Properties

Under GAAP, in determination of the net loss from its interest in GPM, the Company recognised future income taxes on temporary differences arising on the initial recognition of the GPM mineral property interest (where the fair value of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting profit (loss) nor taxable profit (loss). IAS 12, Income Taxes (“IAS 12”), does not permit the recognition of deferred taxes on such transactions.

As of the Transition Date and December 31, 2008, the Company has derecognised the impacts of all deferred taxes which had previously been recognised on the initial acquisition of the mineral properties through transactions deemed not to be business combinations and affecting neither accounting profit (loss) or taxable profit (loss).

New Standards Not Yet Adopted

Standards and interpretations issued but not yet effective applicable to the Company:

  Amendments to IFRS 3, Business Combinations
  Amendments to IFRS 5, Non-current Assets Held for Sale and Discontinued Operations
  Amendments to IAS 16, Property, Plant and Equipment
  Amendments to IAS 27, Consolidated and Separate Financial Statements
  Amendments to IAS 27, Investments in Associates
  Amendments to IAS 31, Interests in Joint Ventures

The Company is evaluating the impact that these standards will have on the consolidated financial statements.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14       Financial Instruments and Other Instruments

The Company is exposed in varying degrees to a variety of financial instruments related risk, including credit risk, liquidity risk, foreign exchange risk, interest risk and commodity price risk

Credit Risk

Credit risk is the risk of potential loss to the Company if counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. The carrying value of the Company’s cash and cash equivalents and accounts receivable represent the maximum exposure to credit risk. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank

Foreign Exchange Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. In addition, the Company has cash and certain liabilities denominated in South African Rand. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Interest Rate Risk

The Company has a financing agreement with Anglo Platinum whereby Anglo Platinum, through RPM loaned an amount of ZAR 70 million (subsequently increased to ZAR 100 million) to Plateau. The loan bears interest at prime, as quoted by the Standard Bank of South Africa, plus two percent and is subject to interest rate change risk.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Commodity Price Risk

While the value of the Company's resource properties depend on the price of PGM and their outlook, the Company currently does not have any operating mines and hence, does not have any hedging or other commodity based price risks in respect of its operational activities. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of speculative hedging activities.

1.15       Other MD&A Requirements

Not applicable.

1.15.1   Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a venture issuer.

1.15.2   Disclosure of Outstanding Share Data

The following details the share capital structure as at May 14, 2009. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				186,640,007

Share purchase options	December 17, 2010	$1.40	1,285,000
	July 1, 2010	$2.97	119,000
	October 15, 2012	$2.97	4,205,000
	October 15, 2012	$3.27	126,000
	June 25, 2013	$2.76	916,000
	June 30, 2013	$2.90	1,410,000	8,061,000

1.15.3   Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As of January 1, 2009, the Company early adopted IFRS as its standard for financial reporting. In connection with the adoption of IFRS, the Company updated its internal controls over

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

financial reporting, as necessary, to facilitate the respective IFRS convergence and transition activities performed. Other than the adoption of IFRS, no other significant changes in internal controls over financial reporting occurred during the period ended March 31, 2009 that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

1.15.4   Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarised and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls and procedures during the period ended March 31, 2009 that could significantly affect disclosure controls and procedures subsequent to the date the Company carried out its evaluation.